PARAMOUNT GOLD AND SILVER CORP.

346 Waverley Street

Ottawa, ON  Canada K2P 0W5

Telephone: (613) 226-9881	Telefax: (613)248-4971

December 31, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp.

Revised Preliminary Proxy Statement on Schedule 14A - Amendment No. 5

File No. 1-33630

Filed: December 8, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated December 17, 2008 and further to a subsequent telephone conversation with Commission staff.

We have amended our filing by including as Exhibit C the Form 10-K (including the most recent audited financial statements of the Company) for the period ended June 30, 2008.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ CHRISTOPHER CRUPI
CEO
Director
Paramount Gold and Silver Corp.